EXHIBIT 99.1

(all amounts are in U.S. dollars except where otherwise indicated)

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Record Results for the Second Quarter of 2022

•	Record sales of $896 million, up 20% over prior year
•	Operating margin of 19.4% and adjusted operating margin[1] of 19.6%
•	Record GAAP diluted EPS of $0.85, adjusted diluted EPS[1] of $0.86 up 27% over Q2 2021
•	Cash flows from operating activities of $210 million and strong free cash flow[1] of $159 million in the quarter
•	Company announces renewal of Normal Course Issuer Bid to repurchase up to 5% of outstanding shares
•	Gildan named one of Canada’s Top 50 Corporate Citizens by Corporate Knights

Montreal, Thursday, August 4, 2022 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the second quarter ended July 3, 2022.

“We are pleased with our record sales and earnings for the quarter, underpinned by the Gildan sustainable growth strategy, including our focus on innovation and ESG,” said Glenn J. Chamandy, Gildan President and CEO. “Furthermore, our first half performance points to the tight control we currently have over our supply chain and cost structure, which puts us in a good position to support our customers' demand as we move through the remainder of the year.”

During the second quarter, we generated sales of $896 million, up 20% over the prior year. We maintained strong gross margin and SG&A performance, delivering operating margin of 19.4%, and adjusted operating margin of 19.6% in a continued environment of inflationary cost pressure, down only 30 basis points over last year. We delivered record GAAP diluted EPS of $0.85 and adjusted diluted EPS of $0.86, up 15% and 27%, respectively, compared to the second quarter of 2021. Cash generated from operating activities in the quarter totaled $210 million and after capex investments of approximately $50 million, we delivered $159 million of free cash flow. Consistent with our capital allocation priorities, we continued to be active on our share buyback program, repurchasing approximately 3.6 million shares in the quarter. With our current program now coming to expiry in early August, our Board of Directors approved the implementation of a new normal course issuer bid (NCIB) program to repurchase 5% of the Company’s issued and outstanding common shares over the next twelve months. We ended the quarter with a total debt position of $922 million, while net debt1 increased slightly to $848 million, bringing our net debt leverage ratio1 to 1.1, at the low end of the Company's target range.

Q2 2022 Operating Results

Sales for the second quarter ending July 3, 2022, of $896 million, were up 20% over the prior year, consisting of activewear sales of $758 million, up 27% and sales in the hosiery and underwear category of $138 million, down 8% over the prior year. The activewear sales increase was due to higher net selling prices, which reflected base price increases and lower promotional discounting this year, as well as favorable product-mix, and higher activewear shipments in North America. These positive factors were partly offset by lower international shipments due to demand weakness in Asia. In the hosiery and underwear category, the sales decline was driven by lower unit sales due to softening demand in retail, as well as the impact of the non-recurrence of stimulus payments that positively impacted demand for these categories in the prior year.

During the second quarter, we generated gross and adjusted gross profit1 of $265 million, compared to gross profit of $241 million and adjusted gross profit of $228 million in the prior year quarter. The improvement in gross and adjusted gross profit was mainly driven by the strong growth in net sales. Gross and adjusted gross margin1 of 29.6% in the quarter were down 260 basis points and 90 basis points, respectively, compared to last year. The decline in gross margin on a GAAP basis included the impact of the non-recurrence of net insurance gains of approximately $13 million

(or 175 basis points) which benefited gross margin last year. Excluding this impact, the gross margin and adjusted gross margin decline reflected the impact of higher fiber costs, as well as inflationary pressures on other manufacturing costs which more than offset the benefit of higher net selling prices and favourable product mix.

SG&A expenses for the second quarter of $88 million were up approximately $8 million compared to $80 million last year primarily due to the impact of cost inflation and higher volume-driven distribution expenses. SG&A expenses as a percentage of net sales improved 80 basis points to 9.9% compared to 10.7% last year, due to the benefit of sales leverage and SG&A cost management, which more than offset inflationary cost pressures.

We generated operating income of $174 million, or 19.4% of sales in the quarter and adjusted operating income1 of $176 million, or 19.6% of sales compared to operating income of $160 million, or 21.4% of sales, and $149 million, or 19.9% of sales, on an adjusted basis last year. The increase in operating and adjusted operating income was due to higher sales, partly offset by lower operating margins. After reflecting net financial expenses and income taxes which were up $3 million in total over the prior year, we reported net earnings of $158 million and $160 million on an adjusted basis1, up 8% and 18%, respectively, compared to last year. Diluted EPS for the quarter totaled $0.85 and adjusted diluted EPS was $0.86, up 15% and 27%, respectively, compared to diluted EPS of $0.74 and adjusted diluted EPS of $0.68 in the second quarter last year. The increase in diluted and adjusted diluted EPS also included the benefit of a lower outstanding share base due to share repurchases made under the Company's NCIB programs.

Our cash from operating activities in the second quarter totaled $210 million and we generated free cash flow of $159 million compared to $208 million last year. The decrease in free cash flow reflected planned increases in capital expenditures and inventory, including the impact of inflation on unit costs, as well as the non-recurrence of an $18 million net cash benefit from insurance proceeds received in the second quarter last year, which offset higher operating earnings. The increase in capital expenditures relates to planned capacity expansion in Central America, the Caribbean and Bangladesh. The Company ended the second quarter of 2022 with total debt of $922 million and net debt of $848 million, and a leverage ratio of 1.1 times net debt to trailing twelve months adjusted EBITDA1.

Year-to-date Operating Results

Net sales for the six months ended July 3, 2022, were $1,670 million, up 25% over the same period last year, reflecting an increase of 32% in activewear sales, partly offset by a decline of 4% in the hosiery and underwear category. The year-over-year increase in activewear sales where we generated sales of $1,425 million was primarily driven by higher net selling prices, favourable product-mix and higher unit sales volumes. Activewear volume growth reflected the continued recovery in demand from COVID-19 and our ability to better service demand this year due to stronger inventory levels as compared to the prior year, which were impacted by the hurricanes in Central America that occurred towards the end of 2020. The decline in the hosiery and underwear category where we generated sales of $245 million in the first half of 2022 reflected the impact of lower unit sales volumes due to weaker demand in retail.

For the first half of 2022, we generated gross profit of $505 million, or 30.3% of sales compared to gross profit of $429 million, or 32.1% of sales for the same period last year. On an adjusted basis, gross profit totaled $504 million, or 30.2% of sales compared to adjusted gross profit of $412 million, or 30.8% of sales in the first six months of 2021. The increase in gross and adjusted gross profit was primarily driven by higher sales, partly offset by gross and adjusted gross margin declines of 180 and 60 basis points, respectively, compared to the same period last year. The decline in gross and adjusted gross margin was primarily due to higher fiber and other manufacturing costs and the impact of the non-recurrence of a one-time cotton subsidy received in the first quarter last year which benefited the prior year’s year-to-date margins by $18 million or 130 basis points. The unfavourable impact of these factors was offset by the benefit of higher net selling prices and favourable product-mix. In addition, the decline in gross margin on a GAAP basis compared to the same period last year also reflected the impact of the non-recurrence of net insurance gains of approximately $19 million or 140 basis points.

SG&A expenses in the first six months of 2022 totaled $169 million, or 10.1% of sales, up $16 million from $153 million, or 11.5% of sales, in the same period last year. The increase in SG&A expenses was primarily due to higher volume-driven distribution expenses and the impact of inflation on overall costs. As a percentage of sales, the 140 basis point improvement in SG&A expenses reflected the benefit of sales leverage and our continued focus on cost management which more than offset inflationary cost pressures.

On a year-to-date basis, we generated operating income of $336 million up from $273 million, and on an adjusted basis $334 million up from $259 million last year driven primarily by the 25% year-to-date increase in sales. Operating margin of 20.1% for the first half of the year was down 40 basis points over last year. Adjusted operating margin of 20.0% improved 60 basis points from 19.4% in the first half of 2021 reflecting the benefit of SG&A leverage, partly offset by the lower adjusted gross margin due to inflationary cost pressures. As a result, we reported net earnings and adjusted net earnings1 for the first half of 2022 of $305 million and $304 million, up 24% and 32%, respectively, compared to last year. Diluted and adjusted diluted EPS for the first half of the year totaled $1.62, up 32% and 40%, respectively compared to diluted EPS of $1.23 and adjusted diluted EPS of $1.16 last year, the increases of which also reflected the benefit of share repurchases made under the Company's NCIB programs.

Outlook

As we move into the second half of the year, while we have seen some slowing, we believe the recovery of large events and travel and tourism remains a tailwind to demand, which is supported by the feedback we are getting from our major imprintables distributors. Also, while we are seeing a softening retail environment, for Gildan this is primarily impacting national account customer sales of activewear, hosiery and underwear products, which represents a smaller part of our overall business. As such, given our record first half performance and the ongoing benefits of our Back to Basics strategy, combined with our shift to the GSG strategy, we remain positive as we move forward and confident about our ability to deliver on our three-year objectives announced earlier this year.

Environmental, Social and Governance (ESG)

“On June 29, 2022, we were pleased to be recognized as one of Canada’s best 50 corporate citizens by Corporate Knights,” said Glenn J. Chamandy, Gildan President and CEO. “Reinforcing our continued leadership in ESG, which is an integral part of our GSG strategy, this distinction highlights once again our Company’s strong focus and efforts to support and drive towards a more fair and sustainable future.”

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of $0.169 per share, payable on September 19, 2022 to shareholders of record as of August 25, 2022. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Renewal of Normal Course Issuer Bid

Gildan received approval from the Toronto Stock Exchange (TSX) to renew its NCIB commencing on August 9, 2022, to purchase for cancellation up to 9,132,337 common shares, representing approximately 5% of Gildan’s issued and outstanding common shares. As of July 31, 2022, Gildan had 182,646,744 common shares issued and outstanding.

Gildan is authorized to make purchases under the NCIB until August 8, 2023, in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares on the TSX (ADTV) for the six-month period ended July 31, 2022, was 583,078. Consequently, and in accordance with the requirements of the TSX, Gildan may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 145,769 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the most recently completed six calendar months.

The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. The actual number of common shares purchased under the NCIB and the timing of such purchases will be at Gildan's discretion and shall be subject to the limitations set out in the TSX Company Manual.

Under its current NCIB that commenced on August 9, 2021, and will end on August 8, 2022, Gildan is authorized to repurchase for cancellation up to 19,477,744 common shares, representing approximately 10% of Gildan’s public float as at July 31, 2021. Of this amount, Gildan purchased a total of 16,172,241 common shares at a weighted average price of $36.48. Common shares were purchased through the facilities of the TSX and the NYSE, and through alternative Canadian trading systems.

Gildan will enter into an automatic securities purchase plan (ASPP) with a designated broker in relation to the NCIB on or about the commencement date of the NCIB. The ASPP will allow for the purchase of common shares under the NCIB, subject to certain trading parameters, at times when Gildan ordinarily would not be permitted to purchase its common shares due to applicable regulatory restrictions or self-imposed trading black-out periods. Outside of the pre-determined black-out periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data

As at July 29, 2022, there were 182,746,744 common shares issued and outstanding along with 3,181,527 stock options and 49,702 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information

Gildan Activewear Inc. will hold a conference call to discuss the Company's second quarter 2022 results today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call may be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 9879499. A replay of the conference call will be available for 7 days starting at 12:30 PM ET on Thursday, August 4, 2022, by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 3, 2022, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q2 2022	Q2 2021	Variation (%)		YTD 2022	YTD 2021	Variation (%)
Net sales	895.6	747.2	19.9%		1,670.5	1,336.7	25.0%
Gross profit	265.0	240.8	10.0%		505.4	429.3	17.7%
Adjusted gross profit(1)	265.0	228.1	16.2%		504.1	411.5	22.5%
SG&A expenses	88.4	79.7	10.9%		168.9	153.1	10.3%
Impairment (Reversal of impairment) of trade accounts receivable	1.1	(0.2)	n.m.		1.5	(0.3)	n.m.
Restructuring and acquisition-related costs (recovery)	1.6	1.6	n.m.		(1.2)	3.1	n.m.
Operating income	174.0	159.7	9.0%		336.2	273.5	22.9%
Adjusted operating income(1)	175.6	148.6	18.2%		333.7	258.8	28.9%
Adjusted EBITDA(1)	207.9	184.4	12.7%		399.4	330.2	21.0%
Financial expenses	7.4	6.5	13.8%		14.4	17.3	(16.8)%
Income tax expense	8.4	6.7	25.4%		17.2	11.1	55.0%
Net earnings	158.2	146.4	8.1%		304.6	245.0	24.3%
Adjusted net earnings (1)	159.8	135.3	18.1%		304.1	230.3	32.0%
Basic EPS	0.85	0.74	14.9%		1.63	1.23	32.5%
Diluted EPS	0.85	0.74	14.9%		1.62	1.23	31.7%
Adjusted diluted EPS(1)	0.86	0.68	26.5%		1.62	1.16	39.7%
Gross margin(2)	29.6%	32.2%	(2.6)	pp	30.3%	32.1%	(1.8)	pp
Adjusted gross margin(1)	29.6%	30.5%	(0.9)	pp	30.2%	30.8%	(0.6)	pp
SG&A expenses as a percentage of sales(3)	9.9%	10.7%	(0.8)	pp	10.1%	11.5%	(1.4)	pp
Operating margin(4)	19.4%	21.4%	(2.0)	pp	20.1%	20.5%	(0.4)	pp
Adjusted operating margin(1)	19.6%	19.9%	(0.3)	pp	20.0%	19.4%	0.6	pp
Cash flows from operating activities	209.7	200.3	4.7%		158.3	220.9	(28.3)%
Capital expenditures	(50.2)	(30.2)	66.2%		(84.2)	(43.2)	94.9%
Free cash flow(1)	159.4	208.3	(23.5)%		74.0	245.9	(69.9)%

As at (in $ millions, or otherwise indicated)	Jul 3, 2022	Jan 2, 2022
Inventories	971.0	774.4
Trade accounts receivable	460.8	330.0
Net debt(1)	847.9	529.9
Net debt leverage ratio(1)	1.1	0.7

(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.

(2) Gross margin is defined as gross profit divided by net sales.

(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.

(4) Operating margin is defined as operating income divided by net sales.

n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q2 2022	Q2 2021	Variation (%)	YTD 2022	YTD 2021	Variation (%)
Activewear	757.8	597.1	26.9%	1,425.1	1,081.7	31.7%
Hosiery and underwear	137.8	150.0	(8.1)%	245.4	255.0	(3.8)%
	895.6	747.1	19.9%	1,670.5	1,336.7	25.0%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q2 2022	Q2 2021	Variation (%)	YTD 2022	YTD 2021	Variation (%)
United States	796.1	641.3	24.1%	1,477.9	1,148.1	28.7%
Canada	31.4	25.1	25.1%	61.6	47.7	29.1%
International	68.1	80.7	(15.6)%	131.0	140.9	(7.0)%
	895.6	747.1	19.9%	1,670.5	1,336.7	25.0%

Non-GAAP financial measures and related ratios

This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures

As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. For the three and six months ended July 3, 2022 restructuring and acquisition-related costs were $1.6 million and a recovery of $1.2 million (2021 - $1.6 million and $3.1 million in costs). Refer to subsection 5.4.5 entitled “Restructuring and acquisition-related costs (recovery)” in our interim MD&A for a detailed discussion of these costs and recoveries.

Net insurance gains

For the three and six months ended July 3, 2022, net insurance gains of nil and $0.3 million (2021 - $12.7 million and $18.9 million), related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected costs of $3.6 million and $8.0 million (2021 - $15.4 million and $39.7 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $3.6 million and $8.3 million (2021 - $28.1 million and $58.6 million) during the three and six months ended July 3, 2022. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains are included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives

In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in Q4 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The gains and charges related to this initiative were as follows:

•	For the three and six months ended July 3, 2022, nil and $1.0 million of recoveries included in cost of sales.
•	For the three and six months ended July 4, 2021, nil and $1.2 million of charges included in cost of sales.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Net earnings	158.2	146.4	304.6	245.0
Adjustments for:
Restructuring and acquisition-related costs (recovery)	1.6	1.6	(1.2)	3.1
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(12.7)	(0.3)	(19.0)
Income tax expense relating to the above-noted adjustments	—	—	2.0	—
Adjusted net earnings	159.8	135.3	304.1	230.3
Basic EPS	0.85	0.74	1.63	1.23
Diluted EPS	0.85	0.74	1.62	1.23
Adjusted diluted EPS(1)	0.86	0.68	1.62	1.16

(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin

Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Gross profit	265.0	240.8	505.4	429.3
Adjustments for:
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(12.7)	(0.3)	(19.0)
Adjusted gross profit	265.0	228.1	504.1	411.5
Gross margin	29.6%	32.2%	30.3%	32.1%
Adjusted gross margin(1)	29.6%	30.5%	30.2%	30.8%

(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted operating income and adjusted operating margin

Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of restructuring and acquisition-related costs, our strategic product line initiatives and net insurance gains that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Operating income	174.0	159.7	336.2	273.5
Adjustments for:
Restructuring and acquisition-related costs (recovery)	1.6	1.6	(1.2)	3.1
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(12.7)	(0.3)	(19.0)
Adjusted operating income	175.6	148.6	333.7	258.8
Operating margin	19.4%	21.4%	20.1%	20.5%
Adjusted operating margin(1)	19.6%	19.9%	20.0%	19.4%

(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Net earnings	158.2	146.4	304.6	245.0
Restructuring and acquisition-related costs (recovery)	1.6	1.6	(1.2)	3.1
Impact of strategic product line initiative	—	—	(1.0)	1.2
Net insurance gains	—	(12.7)	(0.3)	(19.0)
Depreciation and amortization	32.3	35.9	65.7	71.5
Financial expenses, net	7.4	6.5	14.4	17.3
Income tax expense	8.4	6.7	17.2	11.1
Adjusted EBITDA	207.9	184.4	399.4	330.2

Free cash flow

Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Cash flows from operating activities	209.7	200.3	158.3	220.9
Cash flows (used in) from investing activities	(50.3)	8.0	(84.3)	25.0
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	159.4	208.3	74.0	245.9

Total debt and net debt

Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Jul 3, 2022	Jan 2, 2022
Long-term debt	815.0	600.0
Bank indebtedness	—	—
Lease obligations	106.6	109.1
Total debt	921.6	709.1
Cash and cash equivalents	(73.7)	(179.2)
Net debt	847.9	529.9

Net debt leverage ratio

The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Jul 3, 2022	Jan 2, 2022
Adjusted EBITDA for the trailing twelve months	796.1	726.8
Adjustment for:
Business acquisitions	2.0	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	798.1	749.6
Net debt	847.9	529.9
Net debt leverage ratio(1)	1.1	0.7

(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.2 at July 3, 2022.

Working capital

Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not necessarily comparable to similarly titled measures used by other public companies.

(in $ millions)	Jul 3, 2022	Jan 2, 2022

Cash and cash equivalents	73.7	179.2
Trade accounts receivable	460.8	330.0
Inventories	971.0	774.4
Prepaid expenses, deposits and other current assets	129.1	163.7
Accounts payable and accrued liabilities	(504.7)	(440.4)
Income taxes payable	(5.8)	(7.9)
Current portion of lease obligations	(14.6)	(15.3)
Working capital	1,109.5	983.7

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our three-year financial outlook referenced in this press release under the section “Outlook”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
•	changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impacts of the COVID-19 pandemic and the appearance of COVID variants, the current high inflationary environment and the ongoing Russia-Ukraine conflict and war;
•	our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit to minimum quantity purchases;
•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals from current levels;
•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•	the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•	disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•	the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•	compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•	the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the implementation of a global minimum tax rate;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•	negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•	changes in third-party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•	an actual or perceived breach of data security;
•	our reliance on key management and our ability to attract and/or retain key personnel;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes.

Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands, primarily including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, and under the Under Armour® brand through a sock licensing agreement for exclusive distribution in the United States and Canada. The Company’s product offerings include activewear, underwear and socks, sold to wholesale imprintables distributors and national accounts which include large screenprinters or embellishers, retailers and global lifestyle brand companies.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, United States, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

Page 14